STOLT-NIELSEN S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.       Tel: +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
England

                        STOLT-NIELSEN S.A. REPORTS STRONG
                    FOURTH-QUARTER AND FULL-YEAR 2005 RESULTS

London, England - February 23, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today reported results for the fourth quarter and full year ended November 30, 2005.

HIGHLIGHTS FOR THE FOURTH QUARTER OF 2005 INCLUDED:

o Operating revenue of $360.7 million for the quarter, compared with operating revenue of $431.4 million for the same quarter last year (which included $99.4 million from operations of Stolt Sea Farm (SSF) contributed to Marine Harvest as of April 29, 2005).

o Income from continuing operations of $56.8 million for the quarter, compared with income from continuing operations of $35.3 million for the same quarter last year.

o Stolt-Nielsen Transportation Group's (SNTG) performance reflected a strong parcel tanker market, further margin improvements in Stolt Tank Containers, and solid results from Stolthaven Terminals. Results were negatively affected by further increases in already record high bunker prices, customer-related antitrust provisions, and higher legal costs.

o The Stolt Tankers Joint Service Sailed-in Time-Charter Index (1) increased by 7% to 1.34 from 1.25 in the same quarter last year.

o SSF's 25% share of Marine Harvest and interest income on the shareholder loan to Marine Harvest contributed a total of $10.3 million to net income. SSF's turbot business continues to deliver solid results.

----------
(1) The Stolt Tankers Joint Service Sailed-in Time Charter Index is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the average sailed-in time charter result for the fleet at the time. The sailed-in rate is a measure frequently used by shipping companies, which subtracts from the ships' operating revenue the variable costs associated with a voyage, primarily commissions, sublets, transshipments, port costs, and bunker fuel.

Commenting, Mr. Niels G. Stolt-Nielsen, CEO of SNSA, said:

"SNSA posted another strong result in the fourth quarter of 2005 as we continued to see solid demand for SNTG's services and positive contributions from SSF's turbot operations and our investment in Marine Harvest. Although the profits in tankers seem high, our current freight rates still do not justify ordering of large sophisticated replacement tonnage. Before that happens, either new building prices need to come down or the freight rates need to improve. In this cyclical business, historically it has been essential for owners to make sufficient earnings in a strong market so that we can build new ships and survive the down periods. This challenge may now be more difficult due to the fact that in addition to record high new building prices, we have customer claims which will cause us to question if it is justifiable to build the necessary sophisticated large tonnage which we need to serve our specialty chemical customers.

"Looking ahead in 2006, we are cautiously optimistic that the supply/demand in the parcel tanker market will remain fairly balanced even though there is a significant number of small and medium size parcel tankers being delivered this year. With the new regulations coming into affect in 2007, limited yard capacity for additional delivery over the next two years, and scrapping, we believe that the net supply of new tonnage will not have a negative effect on the freight market in the short term. Our tank container business has shown considerable margin improvement in recent quarters and we believe this improvement is sustainable. Our terminal business is poised for further growth.

"The improved salmon pricing environment continues to have a positive impact on Marine Harvest. We look forward to the initial public offering of Marine Harvest, expected in the second quarter of 2006."

SNSA PERFORMANCE SUMMARY AND RESULTS

REPORTING ITEM (in USD millions,                             QUARTER                  FULL YEAR
except per share data (diluted) and                ---------------------------   ------------------
number of shares)                                   4Q05     3Q05     4Q04(2)     2005     2004(2)
------------------------------------------------   ------   ------   ---------   -------  ---------
Operating revenue                                   360.7    384.0       431.4   1,651.5    1,679.3
Income from continuing operations                    56.8     53.1        35.3     139.8       53.4
Net income                                           56.8     53.1        42.4     496.8       74.9
EPS (Continuing operations)                          0.86     0.80        0.55      2.11       0.85
EPS (Net income)                                     0.86     0.80        0.66      7.50       1.19
Weighted average number of shares (in millions)      66.1     66.6        64.6      66.2       62.6

Net income for the fourth quarter ended November 30, 2005 was $56.8 million, or $0.86 per share, on operating revenue of $360.7 million, compared with net income of $42.4 million, or $0.66 per share, on operating revenue of $431.4 million for the fourth quarter of 2004.

The improvement in net income in the fourth quarter of 2005 was primarily due to stronger operational performance in SNTG's parcel tanker and tank container divisions, partially offset by $19.2 million of

----------
(2) 2004 has been restated to reflect Stolt Offshore S.A. as discontinued operations as a result of the sale of the remaining ownership interest in Stolt Offshore S.A. during the first quarter of 2005.

additional bunker fuel costs, $15.6 million of customer-related antitrust provisions, and $3.6 million of additional legal costs. Growth in net income also reflected an improvement in SSF's performance due to stronger turbot results and a positive contribution from our investment in Marine Harvest, compared with the loss incurred by SSF's salmon operations in the same quarter of 2004. The improvement in net income also reflected lower interest expense as a result of lower borrowings and interest rates and the reversal of a $6.4 million SSF-related tax provision, which was no longer required.

The decrease in operating revenue in the fourth quarter of 2005 was due to the fact that most of the operations of SSF in 2004 were contributed to Marine Harvest effective April 29, 2005. The decrease in operating revenue was partially offset by stronger demand for SNTG's services.

The diluted weighted average number of shares outstanding for the quarter was
66.1 million, compared with 64.6 million for the same period in 2004. The increase in the average number of shares outstanding in 2005 reflected the issuance of new shares resulting from the exercise of stock options partially offset by 1.6 million shares repurchased as part of SNSA's share repurchase program.

Net income for the year ended November 30, 2005 was $496.8 million, or $7.50 per share, on operating revenue of $1,651.5 million, compared with net income of $74.9 million, or $1.19 per share, on operating revenue of $1,679.3 million for the same period of 2004. Both 2005 and 2004 included gains on the sale of Stolt Offshore S.A. common shares of $355.9 million and $24.9 million, respectively.

The decrease in operating revenue during 2005 was due to the fact that most of the operations of SSF in 2004 were contributed to Marine Harvest effective April 29, 2005, largely offset by stronger markets for SNTG's services and additions made to capacity in all three SNTG divisions.

For the year ended November 30, 2005 and 2004, the diluted weighted average number of shares outstanding was 66.2 million and 62.6 million, respectively. The increase in the average number of shares outstanding in 2005 reflected the sale of 7.7 million treasury shares in January of 2004 and the issuance of new shares resulting from the exercise of stock options partially offset by
1.6 million shares repurchased as part of the share repurchase program in the fourth quarter of 2005.

FINANCING, DIVIDEND, AND SHARE BUYBACK PROGRAM

Earlier in February 2006, Marine Harvest repaid to SNSA its entire shareholder loan plus accrued interest, which amounted to $65 million. Prior to the initial public offering of Marine Harvest, expected in the second quarter of 2006, it is anticipated that Marine Harvest will pay a dividend of $18 million to SNSA.

At the end of January 2006, SNSA closed on a new seven-year $325 million revolving credit facility fully underwritten by a group of banks led by Citibank. The facility is secured by a pledge of certain SNTG ships and, along with the $400 million credit facility put in place in 2005, provides SNSA with a total of $725 million of ship-secured revolving credit facilities.

SNSA paid an interim dividend of $1.00 per Common Share (including American Depositary Shares each of which represents one Common Share), on December 14, 2005 to shareholders of record as of November 30, 2005. SNSA's Board of Directors has recommended a final 2005 dividend of $1.00 per

Common Share (including American Depositary Shares), payable on June 8, 2006 to shareholders of record as of May 24, 2006, subject to approval at the Annual General Meeting scheduled to be held on May 18, 2006.

To date, SNSA has purchased a total of 1.6 million of its Common Shares for approximately $55 million, under the $200 million repurchase program announced on August 25, 2005.

Debt (3) as of November 30, 2005 was $666.9 million, compared with $613.4 million as of August 31, 2005 and $1,112.9 million as of November 30, 2004.

Net interest expense in the fourth quarter of 2005 was $9.2 million, compared with $6.9 million in the third quarter of 2005 and $16.9 million in the fourth quarter of 2004. The increase in interest expense in the fourth quarter of 2005 compared with the third quarter of 2005 was primarily due to the higher average level of debt in the fourth quarter resulting from the $131 million of cash dividends paid in the middle of the third quarter and the $50 million of cash expended for the share repurchase program in the fourth quarter.

STOLT-NIELSEN TRANSPORTATION GROUP (SNTG)


                                             QUARTER                  FULL YEAR
OPERATING INCOME (4)                 -----------------------------  ------------------
BY BUSINESS LINE (in USD millions)     4Q05       3Q05       4Q04     2005       2004
----------------------------------   --------    ------    -------  --------    ------
Stolt Parcel Tankers                     36.9      49.0      41.0      166.1     124.5
Stolt Tank Containers                     8.0       7.5       4.2       29.8      19.5
Stolthaven Terminals                      4.8       5.8       5.8       23.9      25.0
SNTG Corp & Restructuring Charges        (8.7)     (4.7)      4.1      (23.9)      1.8
                                     --------    ------    -------  --------    ------
SNTG Total                               41.0      57.6      55.1      195.9     170.8
                                     ========    ======    =======  ========    ======

o The Stolt Tankers Joint Service Sailed-in Time-Charter Index declined by 1% from the third quarter of 2005, and was up 7% from the fourth quarter of 2004. For the full year 2005, Stolt Tanker Joint Service Sailed-in Time-Charter Index increased by 14% compared to 2004.
o Bunker fuel prices soared to record levels, with net bunker fuel costs up $5.5 million compared with the third quarter.
o Rates on parcel tanker contracts renewed by SNTG during the fourth quarter increased by an average of 9%.
o Margins continued to improve at Stolt Tank Containers, despite a lower level of shipments and utilization.
o Stolthaven Terminals continued to achieve solid operational results with high utilization, offset by a $1.1 million provision for the closure of an office building in Houston to make room for tank expansions.
o Stolthaven's Braithwaite storage terminal near New Orleans quickly resumed operations after Hurricane Katrina, despite the difficult operating environment in the area.

----------
(3) Includes short-term bank loans and long-term debt and capital lease obligations, including current maturities.
(4) Starting in the first quarter of 2005, bonus and profit-sharing expenses are reported as part of SNTG Corporate rather than allocated to the SNTG divisions. Prior periods have been reclassified.

o $6.0 million of SNSA Corporate administrative and general expenses was reallocated to SNTG Corporate as a result of the increase in relative size of SNTG versus the other SNSA businesses after the sale of Stolt Offshore earlier in 2005.

PARCEL TANKER DIVISION
SNTG's parcel tanker division reported operating income of $36.9 million in the fourth quarter of 2005, compared with operating income of $49.0 million in the third quarter of 2005 and $41.0 million in the fourth quarter of 2004. During the fourth quarter of 2005, continued strength in the contract business and in the traditional back-haul markets was offset by higher bunker fuel costs, a weaker spot market in the traditional front-haul markets, $15.6 million of customer-related antitrust provisions, and higher legal costs. As expected, chemical exports out of the U.S. were negatively affected by the combined impact of Hurricanes Katrina and Rita, as well as the effects of high natural gas prices. The Stolt Tankers Joint Service (STJS) Sailed-in Time-Charter Index in the fourth quarter of 2005 declined by 1% from the third quarter of 2005 but was up 7% from the fourth quarter of 2004. Contracts of affreightment continue to be renewed with significant rate increases. Legal expenses for the parcel tanker division in the fourth quarter of 2005 were $7.5 million, compared with $6.5 million in the third quarter of 2005 and $3.6 million in the fourth quarter of 2004.

Earlier in February 2006, SNTG exercised an option to acquire three parcel tankers, currently on time charter, at a total option price of approximately $40 million.

TANK CONTAINER DIVISION
SNTG's tank container division reported operating income of $8.0 million in the fourth quarter of 2005, compared with $7.5 million in the third quarter of 2005 and $4.2 million in the fourth quarter of 2004. The improved result reflected the tank container division's focus on fleet optimization and margin improvement. Utilization in the fourth quarter improved from 73% in the third quarter of 2005 to 74% in the fourth quarter. In 2005, shipments were approximately 4% lower than 2004 primarily due to the tank container division's focus on better-performing segments of the market. The intra-European market, as well as imports into the U.S. and exports from South America and Asia, remained strong. Legal costs in the fourth quarter of 2005 were $2.4 million, compared with $1.9 million in the third quarter of 2005 and $2.7 million in the fourth quarter of 2004.

TERMINAL DIVISION
SNTG's terminal division reported operating income of $4.8 million in the fourth quarter of 2005, compared with $5.8 million in the third quarter of 2005 and $5.8 million in the fourth quarter of 2004. While gross profits rose in the latest quarter, the increase was offset by higher administrative and general expenses and a charge of $1.1 million for the closure of an office building in Houston to make room for tank expansions. During the quarter, 65,000 barrels of new capacity was added at Houston. Utilization was on par with the prior quarter as improved utilization in the Houston terminal resulting from customers occupying newly built tanks was offset by lower utilization at Braithwaite, Louisiana terminal as a result of Hurricanes Katrina and Rita.

LEGAL
On January 14, 2005, the U.S. District Court for the Eastern District of Pennsylvania enforced SNSA's amnesty agreement with the U.S. Department of Justice (DOJ) Antitrust Division relating to activities prior to January 15, 2003 in the parcel tanker industry. On February 14, 2005, the DOJ filed a notice of appeal before the U.S. Court of Appeals for the Third Circuit. Briefing of the appeal was completed and oral arguments were heard on September 30, 2005. The Court has not yet rendered a decision on the appeal. SNSA remains in the European Commission's (EC) immunity program in connection with the EC's ongoing investigation of the parcel tanker business. As previously announced, SNSA has received notice from the Korean Fair Trade Commission (KFTC) informing SNSA that the KFTC had ceased its deliberations in an investigation of cartel activity in the parcel tanker industry. SNSA understands that this constitutes a formal notice that the KFTC has voted to close the investigation.

SNTG continues to engage in discussions with certain of its customers regarding the subject of the DOJ and EC investigations. SNTG has reached commercial agreements with a number of customers pursuant to which such customers relinquish any claims arising out of the matters that are the subject of the antitrust investigations. The customers have generally entered into such agreements in the context of a negotiation of the future commercial terms and conditions of the relevant contracts. SNTG has provided $15.6 million against fourth-quarter revenue, reflecting the cash payment terms of such agreements or agreements reached in principle or offers made to customers. SNTG may be required to make additional provisions to reflect such arrangements as they are completed.

STOLT SEA FARM (SSF)

                                   QUARTER                    FULL YEAR
OPERATING INCOME (Loss)  ---------------------------    ---------------------
(in USD millions)         4Q05     3Q05(2)     4Q04      2005(5)     2004(6)
-----------------------  ------   ---------   ------    ---------   ---------
SSF                         2.4        11.4     (2.0)        15.3        (4.9)

o    SSF's turbot operations continued to post solid results.

SSF reported operating income of $2.4 million in the fourth quarter of 2005, compared with $11.4 million of operating income in the third quarter of 2005 (which included the recognition of a previously deferred pre-tax gain of $10.1 million on the sale of Southern bluefin tuna quota rights) and a loss from operations of $2.0 million in the fourth quarter of 2004. The turbot business again posted strong results, contributing income from operations of $2.6 million as it benefited from higher selling prices partially offset by lower volumes. Although prices continue to be depressed due to a surplus of competing product, the Southern bluefin tuna business completed the sale of its seasonal harvest and contributed an operating profit of $1.0 million. During the fourth quarter of 2005, $2.0 million of SNSA Corporate administrative and general expenses was reallocated to SSF as a result of the increase in relative size of SSF versus the other SNSA businesses after the sale of Stolt Offshore earlier in 2005.

In the fourth quarter of 2005, Marine Harvest benefited from continued high salmon prices and SSF's 25% interest in Marine Harvest contributed $9.4 million in net income. SSF also earned $0.9 million of interest income on its shareholder loan to Marine Harvest, which was repaid in February 2006. SSF's fourth quarter of 2005 net income reflects four months of Marine Harvest operations.

----------
(5) Includes $10.1 million for recognition of a previously deferred gain on sale of Southern bluefin tuna quota rights.
(6) Includes gain of $4.3 million for insurance recovery.

PRESENTATION AND CONFERENCE CALL

Stolt-Nielsen S.A. will hold a live presentation and a conference call to discuss the fourth quarter and year-end 2005 results on Thursday, February 23rd, 2006 at 4:00pm CET (10:00am EST; 3:00pm GMT) at Shippingklubben, Haakon VII's gt 1, in Oslo, Norway.

Participating in the presentation and the call will be:
-Mr. Niels G. Stolt-Nielsen - Chief Executive Officer, Stolt-Nielsen S.A. -Mr. Jan Chr. Engelhardtsen - Chief Financial Officer, Stolt-Nielsen S.A. -Mr. Otto H. Fritzner - Chief Executive Officer, Stolt-Nielsen Transportation
 Group

From the U.S. +1 800 378-6706
From other countries +1 719 457-2082

Phone lines will open 10 minutes before the call.

Postview facility (a taped recording of the conference call) will be available directly after the conference call until 11:00pm CET (5:00pm EST; 10:00pm GMT) on Friday, February 24th, 2006. For access dial +1 888 203-1112 (in U.S.) or +1 719 457-0820 (outside U.S.) and quote the call reservation number: 9540287.

Live Webcast conference call and a copy of the presentation will be available via SNSA's Internet site www.stolt-nielsen.com.

Contact: Richard M. Lemanski
         U.S. 1 203 299 3604
         rlemanski@stolt.com

         Jan Chr. Engelhardtsen
         UK 44 20 7611 8972
         jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary, Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality turbot and Southern bluefin tuna. The Company also owns 25% of Marine Harvest, the world's leading producer and supplier of farmed salmon.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in Stolt-Nielsen S.A.'s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which Stolt-Nielsen S.A. operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which Stolt-Nielsen S.A. operates; changes in the supply and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that Stolt-Nielsen S.A. transports; prevailing market rates for the transportation services that Stolt-Nielsen S.A. offers; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing Stolt-Nielsen S.A.'s older ships and building or purchasing new ships; the outcome of legal proceedings; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; Stolt-Nielsen S.A.'s relationship with significant customers; the conditions and factors that may influence the decision to issue future dividends; the market for long-tem debt and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                                   -end text-
                                 -tables follow-

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (in U.S. dollar thousands, except per share data)
                                   (UNAUDITED)

                                                                                         THREE MONTHS ENDED
                                                                            --------------------------------------------
                                                                            NOVEMBER 30,     AUGUST 31,     NOVEMBER 30,
                                                                                2005            2005            2004
                                                                            ------------    ------------    ------------
Operating revenue (a)                                                       $    360,737    $    384,017    $    431,408
Operating expenses                                                               276,327         287,511         343,714
                                                                            ------------    ------------    ------------
Gross profit                                                                      84,410          96,506          87,694

Equity in net income of non-consolidated joint ventures                            4,614           2,950          14,206
Administrative and general expenses                                              (43,203)        (42,844)        (55,104)
Restructuring charges                                                             (1,779)         (1,882)         (2,642)
Gain (loss) on disposal of assets, net (b)                                          (986)         10,994             174
Other operating income (expense), net                                              1,017          (1,942)          2,419
                                                                            ------------    ------------    ------------
  Operating income                                                                44,073          63,782          46,747

Non-operating income (expense):
  Interest expense, net                                                           (9,199)         (6,943)        (16,928)
  Foreign currency exchange (loss) gain, net                                        (301)            561           9,472
  Gain (loss) on early retirement of debt (c)                                      1,101          (1,107)              -
                                                                            ------------    ------------    ------------
  Income from continuing operations before income tax benefit (provision),
   minority interest and equity in net income of Marine Harvest                   35,674          56,293          39,291

Income tax benefit (provision) (e)                                                11,754          (5,035)         (4,248)
                                                                            ------------    ------------    ------------
Income from continuing operations before minority interest and
 equity in net income of Marine Harvest                                           47,428          51,258          35,043

Minority interest                                                                    (18)            (18)            295
Equity in net income of Marine Harvest                                             9,400           1,900               -
                                                                            ------------    ------------    ------------
  Income from continuing operations                                               56,810          53,140          35,338
Income (loss) from discontinued operations                                             -               -           9,709
Gain (loss) on sale of investment in discontinued operations (d)                       -               -            (830)
                                                                            ------------    ------------    ------------
  Income before cumulative effect of a change in accounting principle             56,810          53,140          44,217
Cumulative effect of a change in accounting principle                                  -               -          (1,776)
                                                                            ------------    ------------    ------------
  Net income                                                                $     56,810    $     53,140    $     42,441
                                                                            ============    ============    ============

PER SHARE DATA
Income per common share:
  Basic
    Income from continuing operations                                       $       0.87    $       0.81    $       0.56
    Income (loss) from discontinued operations                                         -               -            0.15
    Gain (loss) on sale of investment in discontinued operations                       -               -           (0.01)
                                                                            ------------    ------------    ------------
    Income before cumulative effect of a change in accounting principle             0.87            0.81            0.70
    Cumulative effect of a change in accounting principle                              -               -           (0.03)
                                                                            ------------    ------------    ------------
      Net Income                                                            $       0.87    $       0.81    $       0.67
                                                                            ============    ============    ============
  Diluted
    Income from continuing operations                                       $       0.86    $       0.80    $       0.55
    Income (loss) from discontinued operations                                         -               -            0.15
    Gain (loss) on sale of investment in discontinued operations                       -               -           (0.01)
                                                                            ------------    ------------    ------------
    Income before cumulative effect of a change in accounting principle             0.86            0.80            0.69
    Cumulative effect of a change in accounting principle                              -               -           (0.03)
                                                                            ------------    ------------    ------------
      Net Income                                                            $       0.86    $       0.80    $       0.66
                                                                            ============    ============    ============
Weighted average number of common shares and common share equivalents outstanding:
  Basic                                                                           65,047          65,515          63,082
  Diluted                                                                         66,061          66,609          64,593

SELECTED CASH FLOW DATA
Capital expenditures (f)                                                    $     38,699    $     51,564    $     16,234

Depreciation and amortization (excluding drydocking)                        $     24,261    $     22,550    $     25,364
                                                                                     YEAR ENDED
                                                                            ----------------------------
                                                                            NOVEMBER 30,    NOVEMBER 30,
                                                                                2005            2004
                                                                            ------------    ------------
Operating revenue (a)                                                       $  1,651,488    $  1,679,324
Operating expenses                                                             1,284,173       1,373,702
                                                                            ------------    ------------
Gross profit                                                                     367,315         305,622

Equity in net income of non-consolidated joint ventures                           15,451          23,013
Administrative and general expenses                                             (185,631)       (200,511)
Restructuring charges                                                             (7,064)         (2,776)
Gain (loss) on disposal of assets, net (b)                                        11,558           3,076
Other operating income (expense), net                                             (5,552)          6,154
                                                                            ------------    ------------
  Operating income                                                               196,077         134,578

Non-operating income (expense):
  Interest expense, net                                                          (40,676)        (76,428)
  Foreign currency exchange (loss) gain, net                                      (2,018)          6,847
  Gain (loss) on early retirement of debt (c)                                    (15,110)              -
                                                                            ------------    ------------
  Income from continuing operations before income tax benefit (provision),
   minority interest and equity in net income of Marine Harvest                  138,273          64,997

Income tax benefit (provision) (e)                                                (9,679)        (11,923)
                                                                            ------------    ------------
Income from continuing operations before minority interest and
 equity in net income of Marine Harvest                                          128,594          53,074

Minority interest                                                                    (55)            349
Equity in net income of Marine Harvest                                            11,300               -
                                                                            ------------    ------------
  Income from continuing operations                                              139,839          53,423
Income (loss) from discontinued operations                                         1,100          (1,647)
Gain (loss) on sale of investment in discontinued operations (d)                 355,882          24,870
                                                                            ------------    ------------
  Income before cumulative effect of a change in accounting principle            496,821          76,646
Cumulative effect of a change in accounting principle                                  -          (1,776)
                                                                            ------------    ------------
  Net income                                                                $    496,821    $     74,870
                                                                            ============    ============

PER SHARE DATA
Income per common share:
  Basic
    Income from continuing operations                                       $       2.15    $       0.87
    Income (loss) from discontinued operations                                      0.02           (0.03)
    Gain (loss) on sale of investment in discontinued operations                    5.49            0.40
                                                                            ------------    ------------
    Income before cumulative effect of a change in accounting principle             7.66            1.24
    Cumulative effect of a change in accounting principle                              -           (0.03)
                                                                            ------------    ------------
      Net Income                                                            $       7.66    $       1.21
                                                                            ============    ============
  Diluted
    Income from continuing operations                                       $       2.11    $       0.85
    Income (loss) from discontinued operations                                      0.02           (0.03)
    Gain (loss) on sale of investment in discontinued operations                    5.37            0.40
                                                                            ------------    ------------
    Income before cumulative effect of a change in accounting principle             7.50            1.22
    Cumulative effect of a change in accounting principle                              -           (0.03)
                                                                            ------------    ------------
      Net Income                                                            $       7.50    $       1.19
                                                                            ============    ============
Weighted average number of common shares and common share equivalents outstanding:
  Basic                                                                           64,864          61,767
  Diluted                                                                         66,218          62,630

SELECTED CASH FLOW DATA
Capital expenditures (f)                                                    $    159,200    $     51,329

Depreciation and amortization (excluding drydocking)                        $     97,029    $    103,806

Note - SNSA has restated the prior periods' statements of operations to reflect Stolt Offshore S.A. as discontinued operations, as a result of the sale of the remaining ownership interest in Stolt Offshore S.A. during the first quarter of 2005.
Results for 2005 are unaudited and subject to change pending final completion of the audit.

(a) Net of $15.6 million, $0.3 million and $25.6 million in the fourth quarter, third quarter and full year of 2005, respectively, in customer related antitrust provisions reflecting the terms of agreements reached or agreements reached in principle with customers.

(b) Includes recognition of a previously deferred gain on the sale of Southern bluefin tuna quota rights of $10.1 million in the third quarter and full year of 2005. Includes a gain of $10.9 million recognized on sale of interest in the Greenwich, CT. office building in the fourth quarter and full year of 2004.

(c) Includes prepayment penalty and write-off of debt issuance costs of $1.1 million ,$(1.1) million and $(15.1) million in the fourth quarter, third quarter and full year of 2005, respectively, primarily related to the early retirement of SNSA's Senior Notes with repayment completed on April 15, 2005 on an aggregate outstanding principal amount of $295.4 million.

(d) Includes gain on the sale of Stolt Offshore S.A. common stock in the first quarter of 2005 and 2004.

(e) Includes the reversal of an SSF related tax provision of $6.4 million and the reversal of an SNTG related tax provision of $4.2 million in the fourth quarter and full year of 2005.

(f) Includes $25.5 million for the purchase of tank containers in the second quarter of 2005 by the exercise of a purchase option under terms of a lease.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                               NOVEMBER 30,   NOVEMBER 30,
                                                                   2005           2004
                                                               -----------    -----------
ASSETS
Cash and cash equivalents                                      $    29,587    $    71,447
Trade receivables, net                                             138,190        171,508
Inventories                                                         17,556        220,861
Prepaid expenses                                                    44,453         52,450
Other current assets                                                11,513         22,055
                                                               -----------    -----------
  Total current assets                                             241,299        538,321

Fixed assets, net of accumulated depreciation                    1,448,084      1,520,048
Investment in and advances to non-consolidated joint ventures       86,339         74,689
Investment in and loan to Marine Harvest                           329,300              -
Investment in and advances to discontinued operations                    -        133,400
Goodwill and other intangible assets, net                           24,831         61,707
Other assets                                                       109,456        103,888
                                                               -----------    -----------
  Total assets                                                 $ 2,239,309    $ 2,432,053
                                                               ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term bank loans                                          $   173,349    $   292,495
Current maturities of long-term debt and capital lease
 obligations                                                        49,482        165,798
Accounts payable                                                    53,802         89,011
Accrued liabilities                                                191,601        226,440
                                                               -----------    -----------
  Total current liabilities                                        468,234        773,744

Long-term debt and capital lease obligations                       444,099        654,558
Other non-current liabilities                                      100,554        117,105
Minority interest                                                      204          3,353

Common stock and Founder's shares                                   65,740         63,377
Paid-in surplus                                                    342,932        311,016
Retained earnings                                                  889,123        523,368
Accumulated other comprehensive loss, net                          (16,742)       (14,468)
Treasury stock                                                     (54,835)             -
                                                               -----------    -----------
  Total shareholders' equity                                     1,226,218        883,293
                                                               -----------    -----------
  Total liabilities and shareholders' equit                    $ 2,239,309    $ 2,432,053
                                                               ===========    ===========
Total debt and capital lease obligations, net of
 cash and cash equivalents:                                    $   637,343    $ 1,041,404
                                                               ===========    ===========

Note:
SNSA has reclassified the November 30, 2004 investment in and advances to Stolt Offshore S.A. to discontinued operations, as a result of the sale of the remaining ownership interest in Stolt Offshore S.A. during the first quarter of 2005. Results for 2005 are unaudited and subject to change pending final completion of the audit.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                              SELECTED SEGMENT DATA
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, operating income, net income and total assets for each of SNSA's reportable segments and other corporate items:

                                                           THREE MONTHS ENDED                               YEAR ENDED
                                           --------------------------------------------------    --------------------------------
                                            NOVEMBER 30,       AUGUST 31,       NOVEMBER 30,      NOVEMBER 30,      NOVEMBER 30,
                                                2005              2005              2004              2005              2004
                                           --------------    --------------    --------------    --------------    --------------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group (a)     $      349,476    $      364,376    $      327,195    $    1,404,477    $    1,218,736
Stolt Sea Farm                                     10,877            19,621           103,562           245,507           459,073
Corporate and Other                                   384                20               651             1,504             1,515
                                           --------------    --------------    --------------    --------------    --------------
  Total                                    $      360,737    $      384,017    $      431,408    $    1,651,488    $    1,679,324
                                           ==============    ==============    ==============    ==============    ==============

GROSS PROFIT:
Stolt-Nielsen Transportation Group         $       79,330    $       94,574    $       85,048    $      340,657    $      283,669
Stolt Sea Farm                                      4,809             2,349             3,738            25,474            20,438
Corporate and Other                                   271              (417)           (1,092)            1,184             1,515
                                           --------------    --------------    --------------    --------------    --------------
  Total                                    $       84,410    $       96,506    $       87,694    $      367,315    $      305,622
                                           ==============    ==============    ==============    ==============    ==============

OPERATING INCOME:
Stolt-Nielsen Transportation
 Group (b) (g)                             $       41,038    $       57,604    $       55,111    $      195,930    $      170,843
Stolt Sea Farm (c)                                  2,421            11,413            (2,028)           15,323            (4,866)
Corporate and Other (d)                               614            (5,235)           (6,336)          (15,176)          (31,399)
                                           --------------    --------------    --------------    --------------    --------------
  Total                                    $       44,073    $       63,782    $       46,747    $      196,077    $      134,578
                                           ==============    ==============    ==============    ==============    ==============
NET INCOME:
Stolt-Nielsen Transportation Group         $       37,855    $       49,783    $       38,405    $      166,151    $      116,861
Stolt Sea Farm                                     11,067             9,066             5,659            (8,896)          (18,642)
Corporate and Other (e)                             7,888            (5,709)           (8,726)          (17,416)          (44,796)
                                           --------------    --------------    --------------    --------------    --------------
  Income from continuing operations                56,810            53,140            35,338           139,839            53,423
    Income (loss) from discontinued
     operations                                         -                 -             9,709             1,100            (1,647)
    Gain (loss) on sale of investment in
     discontinued operations (f)                        -                 -              (830)          355,882            24,870
                                           --------------    --------------    --------------    --------------    --------------
  Income before cumulative effect of a
   change in accounting principle                  56,810            53,140            44,217           496,821            76,646
    Cumulative effect of a change in
     accounting principle                               -                 -            (1,776)                -            (1,776)
                                           --------------    --------------    --------------    --------------    --------------
  Total                                    $       56,810    $       53,140    $       42,441    $      496,821    $       74,870
                                           ==============    ==============    ==============    ==============    ==============

                                                                                                              AS OF
                                                                                                 --------------------------------
                                                                                                  NOVEMBER 30,      NOVEMBER 30,
                                                                                                      2005              2004
                                                                                                 --------------    --------------
TOTAL ASSETS:
Stolt-Nielsen Transportation Group                                                               $    1,813,022    $    1,782,381
Stolt Sea Farm                                                                                          408,016           490,971
Corporate and Other                                                                                      18,271            25,301
                                                                                                 --------------    --------------
  Continuing operations                                                                               2,239,309         2,298,653
Discontinued operations                                                                                       -           133,400
                                                                                                 --------------    --------------
  Total                                                                                          $    2,239,309    $    2,432,053
                                                                                                 ==============    ==============

(a) Net of $15.6 million, $0.3 million and $25.6 million in the fourth quarter, third quarter and full year of 2005, respectively, in customer related antitrust provisions reflecting the terms of agreements reached or agreements reached in principle with customers.

(b) Includes antitrust and other investigation related legal expenses at Stolt Parcel Tankers of $7.5 million, $6.5 million and $23.5 million in the fourth quarter, third quarter and full year of 2005, respectively, and $3.6 million and $17.4 million in the fourth quarter and full year of 2004, respectively, and at Stolt Tank Containers of $2.4 million, $1.9 million and $6.7 million in the fourth quarter, third quarter and full year of 2005, respectively, and $2.7 million in the fourth quarter and full year of 2004.

(c) Includes recognition of a previously deferred gain on the sale of Southern bluefin tuna quota rights of $10.1 million in the third quarter and full year of 2005.

(d) Includes due diligence costs related to the SSF/Nutreco merger of $0.3 million, $0.4 million and $1.2 million in the fourth quarter, third quarter and full year of 2005, respectively, and $4.5 million in the fourth quarter and full year of 2004. Also includes SNSA financial restructuring costs of $(0.9) million and $20.6 million in the fourth quarter and full year of 2004, respectively.

(e) Includes prepayment penalty and write-off of debt issuance costs of $1.1 million ,$(1.1) million and $(15.1) million in the fourth quarter, third quarter and full year of 2005, respectively, primarily related to the early retirement of SNSA's Senior Notes with repayment completed on April 15, 2005 on an aggregate outstanding principal amount of $295.4 million.

(f) Includes a gain of $355.9 million on the sale of SNSA's remaining interest in Stolt Offshore S.A. in 2005. Includes a gain of $20.9 million related to SOSA's sale of its n stock and a gain of $4.0 million related to SNSA's sale of SOSA shares in 2004.

(g) Includes a gain of $10.9 million recognized on sale of interest in the Greenwich, CT. office building in the fourth quarter and full year of 2004.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
          SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, equity in net income of non-consolidated joint ventures, administrative and general expenses, gain (loss) on disposal of assets, net, other operating income (expense), net, operating income, total assets, capital expenditures and depreciation and amortization expense for each of the operating divisions of
SNTG:

                                                                     THREE MONTHS ENDED                        YEAR ENDED
                                                         ------------------------------------------   ---------------------------
                                                         NOVEMBER 30,    AUGUST 31,    NOVEMBER 30,   NOVEMBER 30,   NOVEMBER 30,
                                                             2005           2005           2004           2005           2004
                                                         ------------   ------------   ------------   ------------   ------------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers
    Deepsea (a)                                          $    205,499   $    219,379   $    192,222   $    818,228   $    702,151
    Regional Fleet                                             40,231         40,063         36,348        161,427        138,801
                                                         ------------   ------------   ------------   ------------   ------------
  Stolt Parcel Tankers - Total                                245,730        259,442        228,570        979,655        840,952
  Stolt Tank Containers                                        81,020         82,685         77,571        334,286        297,495
  Stolthaven Terminals                                         21,293         20,358         19,019         83,251         75,618
  SNTG Corporate                                                1,433          1,891          2,035          7,285          4,671
                                                         ------------   ------------   ------------   ------------   ------------
  Total                                                  $    349,476   $    364,376   $    327,195   $  1,404,477   $  1,218,736
                                                         ============   ============   ============   ============   ============

GROSS PROFIT:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers
    Deepsea                                              $     46,081   $     62,705   $     56,431   $    211,421   $    176,715
    Regional Fleet                                              7,113          6,892          5,989         29,992         24,222
                                                         ------------   ------------   ------------   ------------   ------------
  Stolt Parcel Tankers - Total                                 53,194         69,597         62,420        241,413        200,937
  Stolt Tank Containers                                        19,043         16,417         14,901         67,206         51,323
  Stolthaven Terminals                                          7,783          7,400          7,289         31,672         30,217
  SNTG Corporate                                                 (690)         1,160            438            366          1,192
                                                         ------------   ------------   ------------   ------------   ------------
  Total                                                  $     79,330   $     94,574   $     85,048   $    340,657   $    283,669
                                                         ============   ============   ============   ============   ============

EQUITY IN NET INCOME OF NON-CONSOLIDATED JOINT VENTURES
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                   $      3,502   $      2,183   $      1,498   $     11,593   $      6,874
  Stolt Tank Containers                                             9              4            (39)           139            240
  Stolthaven Terminals                                          1,102            729            639          3,337          2,810
  SNTG Corporate (d)                                                1             34         11,861             73         12,046
                                                         ------------   ------------   ------------   ------------   ------------
  Total                                                  $      4,614   $      2,950   $     13,959   $     15,142   $     21,970
                                                         ============   ============   ============   ============   ============

ADMINISTRATIVE AND GENERAL EXPENSES
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers (b)                               $    (21,241)  $    (23,063)  $    (22,629)  $    (88,158)  $    (81,433)
  Stolt Tank Containers (c)                                   (11,081)        (8,946)       (10,567)       (37,704)       (32,017)
  Stolthaven Terminals                                         (2,949)        (2,308)        (2,262)        (9,940)        (8,211)
  SNTG Corporate (e)                                           (6,087)        (3,563)        (4,700)       (15,601)       (10,856)
                                                         ------------   ------------   ------------   ------------   ------------
  Total                                                  $    (41,358)  $    (37,880)  $    (40,158)  $   (151,403)  $   (132,517)
                                                         ============   ============   ============   ============   ============

GAIN (LOSS) ON DISPOSAL OF ASSETS, NET
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                   $       (708)  $        412   $        (17)  $       (409)  $        (26)
  Stolt Tank Containers                                            42              5           (122)            82           (119)
  Stolthaven Terminals                                         (1,176)             -            291         (1,176)           286
  SNTG Corporate                                                  856              -           (918)           856           (541)
                                                         ------------   ------------   ------------   ------------   ------------
  Total                                                  $       (986)  $        417   $       (766)  $       (647)  $       (400)
                                                         ============   ============   ============   ============   ============

OTHER OPERATING INCOME (EXPENSE), NET
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                   $      2,116   $       (102)  $       (256)  $      1,641   $     (1,851)
  Stolt Tank Containers                                            24              -             49            109             49
  Stolthaven Terminals                                              -              -           (123)             -           (123)
  SNTG Corporate                                                 (923)          (473)             -         (2,505)         2,822
                                                         ------------   ------------   ------------   ------------   ------------
  Total                                                  $      1,217   $       (575)  $       (330)  $       (755)  $        897
                                                         ============   ============   ============   ============   ============

OPERATING INCOME:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                   $     36,863   $     49,027   $     41,016   $    166,080   $    124,501
  Stolt Tank Containers                                         8,037          7,480          4,222         29,832         19,476
  Stolthaven Terminals                                          4,760          5,821          5,834         23,893         24,979
  SNTG Corporate                                               (6,843)        (2,842)         6,681        (16,811)         4,663
                                                         ------------   ------------   ------------   ------------   ------------
    SNTG before Restructuring Charges                          42,817         59,486         57,753        202,994        173,619
  SNTG Restructuring Charges                                   (1,779)        (1,882)        (2,642)        (7,064)        (2,776)
                                                         ------------   ------------   ------------   ------------   ------------
  Total                                                  $     41,038   $     57,604   $     55,111   $    195,930   $    170,843
                                                         ============   ============   ============   ============   ============

(a) Net of $15.6 million, $0.3 million and $25.6 million in the fourth quarter, third quarter and full year of 2005, respectively, in customer related antitrust provisions reflecting the terms of agreements reached or agreements reached in principle with customers.
(b) Includes antitrust and other investigation related legal expenses of $7.5 million, $6.5 million and $23.5 million in the fourth quarter, third quarter and full year of 2005, respectively, and $3.6 million and $17.4 million in the fourth quarter and full year of 2004, respectively.
(c) Includes antitrust and other investigation related legal expenses of $2.4 million,$1.9 million and $6.7 million in the fourth quarter, third quarter and full year of 2005, respectively, and $2.7 million in the fourth quarter and full year of 2004.
(d) Includes a gain of $10.9 million recognized on sale of interest in the Greenwich, CT. office building in the fourth quarter and full year of 2004.
(e) Includes corporate overhead charges of $7.0 million, $1.0 million and $10.0 million in the fourth quarter, third quarter and full year of 2005, respectively, $0.9 million and $3.7 million in the fourth quarter and full year of 2004.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
    SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP - CONTINUED
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                          AS OF
                                             -------------------------------
                                              NOVEMBER 30,     NOVEMBER 30,
                                                  2005             2004
                                             --------------   --------------
TOTAL ASSETS
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                       $    1,319,979   $    1,301,647
  Stolt Tank Containers                             124,349           95,884
  Stolthaven Terminals                              301,790          281,396
  SNTG Corporate                                     66,904          103,454
                                             --------------   --------------
  Total                                      $    1,813,022   $    1,782,381
                                             ==============   ==============

                                                            THREE MONTHS ENDED                             YEAR ENDED
                                             ------------------------------------------------   -------------------------------
                                              NOVEMBER 30,      AUGUST 31,      NOVEMBER 30,     NOVEMBER 30,     NOVEMBER 30,
                                                  2005             2005             2004             2005             2004
                                             --------------   --------------   --------------   --------------   ---------------
CAPITAL EXPENDITURES
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                       $       27,368   $       43,288   $        1,730   $       93,326   $        7,839
  Stolt Tank Containers (a)                           4,301            4,072              786           35,366            3,667
  Stolthaven Terminals                                4,019            6,727            7,462           20,627           23,606
  SNTG Corporate                                        828              747               70            4,314              289
                                             --------------   --------------   --------------   --------------   --------------
  Total                                      $       36,516   $       54,834   $       10,048   $      153,633   $       35,401
                                             ==============   ==============   ==============   ==============   ==============

DEPRECIATION AND AMORTIZATION EXPENSE
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                       $       16,277   $       16,122   $       14,586   $       65,057   $       64,571
  Stolt Tank Containers                               1,918            2,015            1,390            7,185            5,416
  Stolthaven Terminals                                3,282            2,639            2,604           11,150           10,449
  SNTG Corporate                                      2,139              719              711            4,372            2,915
                                             --------------   --------------   --------------   --------------   --------------
  Total                                      $       23,616   $       21,495   $       19,291   $       87,764   $       83,351
                                             ==============   ==============   ==============   ==============   ==============

Note - Certain prior period amounts for expenses of the operating divisions of SNTG and SNTG Corporate have been reclassified to conform to the current presentation.

(a) Includes $25.5 million for the purchase of tank containers in the second quarter of 2005 by the exercise of a purchase option under terms of a lease.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
            OPERATING YARDSTICKS - STOLT-NIELSEN TRANSPORTATION GROUP
                                   (UNAUDITED)

STOLT PARCEL TANKERS DIVISION:                            1ST QUARTER    2ND QUARTER    3RD QUARTER    4TH QUARTER
-------------------------------------------------------   -----------    -----------    -----------    -----------
JOINT SERVICE SAILED-IN TIME-CHARTER INDEX
  2003                                                           1.00          1.05          1.05          1.00
  2004                                                           1.02          1.19          1.20          1.25
  2005                                                           1.29          1.31          1.36          1.34

VOLUME OF CARGO CARRIED - MILLIONS OF TONS
  Deepsea Fleet:
  2003                                                            3.4           3.5           3.6           3.4
  2004                                                            3.4           3.6           3.8           4.0
  2005                                                            3.7           3.7           3.8           3.8

  Regional Fleets - Wholly Owned:
  2003                                                            2.4           2.3           2.2           2.1
  2004                                                            2.2           2.3           2.4           2.2
  2005                                                            2.2           2.3           2.8           2.8

OPERATING DAYS
  Deepsea Fleet:
  2003                                                          5,718         5,721         5,717         5,666
  2004                                                          5,794         5,900         6,080         6,252
  2005                                                          6,147         6,201         6,158         6,123

  Regional Fleets - Wholly Owned:
  2003                                                          4,827         5,063         5,037         4,986
  2004                                                          4,980         5,009         5,080         4,941
  2005                                                          4,922         5,165         5,177         5,189

AVERAGE NUMBER OF SHIPS OPERATED IN THE PERIOD
  Deepsea Fleet:
  2003                                                             64            62            62            62
  2004                                                             64            64            66            69
  2005                                                             68            67            67            67

  Regional Fleets - Wholly Owned:
  2003                                                             54            55            55            55
  2004                                                             55            54            55            54
  2005                                                             55            56            56            57

Notes:
(a) Deepsea fleet statistics include those for time-chartered ships and STJS pool partner ships
(b) Regional fleet statistics include only wholly-owned ships and cargo carried by the Regional fleet on behalf of the deepsea fleet
(c) Regional fleet statistics include the results of both the Northern Europe and US barging activities


STOLT TANK CONTAINERS DIVISION:
-------------------------------------------------------------------------------------------------------------------
NUMBER OF SHIPMENTS
  2003                                                         18,536         19,459         18,409         18,211
  2004                                                         20,214         21,656         21,189         21,203
  2005                                                         21,483         21,417         18,978         18,996

TANK CONTAINERS OPERATED AND LEASED AT END OF PERIOD
  2003                                                         15,316         15,583         15,888         15,999
  2004                                                         16,271         16,923         17,035         17,153
  2005                                                         17,281         17,690         17,959         17,979

TANK CONTAINER UTILIZATION - %
  2003                                                           78.7%          81.5%          78.8%          77.7%
  2004                                                           80.5%          79.8%          79.4%          78.9%
  2005                                                           79.7%          79.4%          72.9%          73.5%


STOLTHAVEN TERMINALS DIVISION:
-------------------------------------------------------------------------------------------------------------------
AVERAGE MARKETABLE SHELL BARREL CAPACITY (MILLIONS OF BARRELS)
  2003                                                           3.38           3.38           3.57           3.85
  2004                                                           3.89           3.94           3.99           4.00
  2005                                                           4.13           4.22           4.36           4.33

TANK CAPACITY UTILIZATION - %
  2003                                                           96.6%          96.3%          97.9%          97.4%
  2004                                                           97.0%          98.7%          98.6%          96.7%
  2005                                                           96.7%          97.6%          95.1%          95.6%

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